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CFO at Just Add Cooking Inc.

Stockholm, Sweden

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Just Add Cooking Inc.

University of Gothenburg

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500+ connections

I am a business-oriented strategic Finance Manager with broad experience. The positions I have held during my career have focused on developing the company's capital structure and to provide best possible business support. This has meant that financial services, human resources and administrati...

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Experience

CFO
Just Add Cooking Inc.
Mar 2016 – Present · 2 yrs 7 mos
Greater Boston Area
Just Add Cooking sells and deliver boxes to your door that includes delicious, inspiring, and easy to use recipes and all the fresh ingredients needed.

Chairman of the Board
HelhetsHälsan AB
Mar 2015 – Present · 3 yrs 7 mos
Stockholm, Sweden

Chairman of the Board
eMusclefitness AB
Feb 2013 – Present · 5 yrs 8 mos
Sundbyberg

Holmstedt Advisory AB

Experienced Executive with CFO background
Holmstedt Advisory AB
Oct 2012 – Present · 6 yrs
Stockholm, Sweden
09-2012

Holmstedt Advisory AB
In my present assignment, I am a CFO in a start-up, e-business, food-tech compan... See more

Swedish-American Chamber

Treasurer
Swedish-American Chamber of Commerce - New England
Sep 2016 – Sep 2018 · 2 yrs 1 mo
Greater Boston Area

Chamber of Commerce - New England

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Education

University of Gothenburg

University of Gothenburg
MBA, Finance
1978 – 1983

Volunteer Experience

Boston MInstrels

Singer
Boston MInstrels
Apr 2017 – Present • 1 yr 6 mos
Social Services

The Boston Minstrels bring music and song to isolated people, many of whom are living in poverty. The group plays and sings at homeless shelters, prisons, senior centers and similar locations, and plays some 70 events/year. I make my modest contributions to the group several times per month.

Skills & Endorsements

Finance · 66

Endorsed by **Marco Coppoolse and 2 others who are highly skilled at this**

Endorsed by **15 of Fredrik's colleagues at LeasePlan**

Corporate Finance · 51

Endorsed by **11 of Fredrik's colleagues at LeasePlan**

Business Strategy · 49

Endorsed by **Robin Voogd and 3 others who are highly skilled at this**

Endorsed by **2 of Fredrik's colleagues at Conversation Cloud**

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Recommendations

Received (9) Given (3)

Charlotte Leife

Charlotte Leife
CEO at Immuneed
September 6, 2018, Fredrik worked with Charlotte in the same group

I have worked closely with Fredrik on the board for the Swedish-American Chamber of Commerce in Boston, MA, USA. When Fredrik accepted the position as treasurer at the same time as I was offered the role as Chairwoman of the board it was easy for me to accept. I knew that Fredrik would be an excellent speaking partner and someone I could discuss ideas and strategies with. When Fredrik agrees to do something, he goes all in and expects the same of others.

While Fredrik was on the board, he succeeded in getting the financial reporting routines in order while also working hard to strengthen the balance sheet and the revenue stream. Fredrik is a great member on the board as he has a keen mind for finances and is able to quickly analyze whatever numbers he is presented with.

I have enjoyed working with Fredrik and has learned a lot. I am

looking forward to working with him again whenever the opportunity occurs.

 **Christina Björnström**
President at Swedish American Chamber of Commerce New England / SVP Marketing at Terranet AB

August 17, 2018, Fredrik worked with Christina in the same group

I have had the pleasure of working with Fredrik Holmstedt as our Treasurer at the Swedish American Chamber of Commerce New England since September 2016. We were very lucky to have Fredrik on board due to the breadth of senior executive level experience he brought to the table. As a career CFO and current CFO of Boston's most celebrated meal kit delivery service, Just Add Cooking, Fredrik cleaned up our financial database and served as the bedrock of financial stability and transparency for our organization. Fredrik's attention to detail and professionalism played an instrumental role in taking SACC-NE to where it is today – the most widely recognized and active Nordic agency in the New England region. I often felt that the time and care Fredrik took in managing our finances was done so with the same seriousness as one might when running a larger company. I should also mention here that SACC-NE's financial situation is never straight forward due to the many different communities and stakeholders we address, including but not limited to Corporate Members, Corporate Sponsors, strategic partners, professional members, student members, regional SACC chambers, and the local international community. I have learned a lot from Fredrik. I give Fredrik Holmstedt my highest recommendation and wish him the utmost success in his future endeavors.

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